FUSION ANALYTICS SECURITIES, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fusion Analytics Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 Wiles Rd., Suite 102
(No. and Street)

Coral Springs (City) FL (State) 33067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Megenity (770) 263-6003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P. C.
(Name – *if individual, state last, first, middle name*)

80 Washington St, Bldg S (Address) Norwell (City) MA (State) 02061 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





OATH OR AFFIRMATION

I, Michael Conte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fusion Analytics Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

3/31/21

Signature

Chief Executive Officer

Title

Notary Public

CHRISTINE KNOLL
Notary Public - State of New York
NO. 01KN6133635
Qualified in Suffolk County
My Commission Expires Sep 19, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUSION ANALYTICS SECURITIES, LLC
Financial Statements
December 31, 2020

Contents **Page**

As of and for the Year Ended December 31, 2020



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Fusion Analytics Securities, LLC
Coral Springs, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fusion Analytics Securities, LLC, as of December 31, 2020, and the related statements of Income, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fusion Analytics Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Fusion Analytics Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 13 through 14 has been subjected to audit procedures performed in conjunction with the audit of Fusion Analytics Securities, LLC's financial statements. The supplemental information is the responsibility of Fusion Analytics Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

April 2, 2021

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2020

ASSETS

Current Assets		
Cash	$	15,050
Deposit with Clearing Broker		76,538
Accounts Receivable		115,301
Total Current Assets		206,889
Other Assets		
Equities (At Fair Market Value)		107,027
Total Other Assets		107,027
TOTAL ASSETS	$	313,916

LIABILITIES & MEMBER'S EQUITY

Liabilities		
Accrued Expenses	$	60,522
Contingent Liability		2,634
PPP Loan		90,823
Due to FINRA		18,750
Payroll Liabilities		11,354
Total Liabilities		184,083
Equity		
Member Equity		129,833
TOTAL LIABILITIES & MEMBER'S EQUITY	$	313,916

The accompanying notes are an integral part of these financial statements.

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2020

Revenues

Commission Income	$ 1,053,298
Interest Sharing Revenue	11
Options Revenue	166,409
Gains in Investments	41,337
Other Income	23,356
Total Revenue	1,284,411

Expenses

Clearing Broker Fees	75,330
Commissions Expense	126,270
Dues and Subscriptions	5,220
Insurance	8,374
Payroll Taxes	10,940
Professional Fees	436,552
Regulatory Fees	30,408
Rent	5,187
Salaries	36,000
Other Operating Expenses	5,825
Total Expenses	740,106
Net Income	$ 544,305

The accompanying notes are an integral part of these financial statements.

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2020

Equity Balance at beginning of year	$	350,601
Net income		544,305
Net Capital Contributions		10,277
Net Capital Distributions		(775,350)
Equity Balance at end of year	$	129,833

4

FUSION ANALYTICS SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

OPERATING ACTIVITIES:

Net Income		$ 544,305
Adjustments to reconcile net income		
to net cash provided by operations:		
Reclassification of intercompany payable to capital distributions	(775,350)	
Reclassification of intercompany receivable to capital contributions	10,277	
Net losses on investments, at fair value	(43,251)	
(Increase) decrease in:		
Receivable from clearing organization	23,012	
Deposit with clearing organization	(1,506)	
(Decrease) increase in:		
Accrued Expenses	(5,554)	
Payroll Liabilities	9,200	
Due to FINRA	18,750	
Due to Affiliates	(2,165)	
Total adjustments		(766,587)
Net cash provided by (used) in operating activities		(222,282)
INVESTING ACTIVITIES:		
Proceeds from sale of investments, at fair value	85,500	
Net cash provided by (used in) investing activities		85,500
FINANCING ACTIVITIES:		
Net cash provided by (used in) financing activities		90,823
Net decrease in cash		(45,959)
Cash at December 31, 2019		61,009
Cash at December 31, 2020		$ 15,050

Supplemental disclosure of cash flow information:

Interest paid		
Interest paid - Accrual		$ 810
Interest paid - Cash		$ 810

5

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Fusion Analytics Securities, LLC (the "Company") was organized in the State of Delaware on June 26, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Fusion Analytics Holdings, LLC (the "Parent"). The majority owners of the Parent are also majority owners of a Registered Investment Advisory, Fusion Analytics Investment Partners, LLC ("FAIP").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including providing brokerage and research services to institutional investors in corporate equity and debt securities. Commission income is derived primarily from selling corporate equity and debt securities, and arranging for transactions in listed securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company has adopted a policy of clearing intercompany balances on an annual basis. Management believes this more accurately reflects the general nature and reporting of such transactions.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables from clearing broker organizations represent commissions earned on securities transactions. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

Securities transactions and interest sharing revenues are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

All investments in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 4. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in fair value of these securities during the period and are included in the income statement.

The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Financial Accounting Standards Board and International Accounting Standards Board issued a new standard ASC 606 on revenue recognition in May 2014, which is effective January 1, 2018. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services. Management of the Company has assessed the impact of the adoption of the new standard and can reasonably assure that the new standard has no effect on financial statements for past or any future reporting periods. The Company was already following a policy to recognize all earned commission income as of a trade date to satisfy performance obligation criteria.

In February 2016, the FASB issued ASU No.2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2020. Management has reviewed and determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

Note 2: RECEIVABLE FROM CLEARING BROKER ORGANIZATION

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2020, the receivable from the clearing broker of $1,447 was pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush Morgan Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2020 was $76,538.

Note 4: INVESTMENTS AT FAIR VALUE

Investments at fair market value consist of securities traded on a national securities exchange which are stated at the last reported price on the day of valuation. To the extent that these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy. As of December 31, 2020, these securities are reported at their fair market value of $107,027.

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 4: INVESTMENTS AT FAIR VALUE (Continued)

Level 1 - Quoted prices in active markets for identical securities.

Level 2 - Observable inputs other than quoted prices included in Level 1 such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 - Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment.   This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

ASSETS	Level 1	Level 2	Level 3	Total
Investments, at Fair Value	$ 107,027	-	-	$ 107,027
TOTALS	$ 107,027	-	-	$ 107,027

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is treated as a disregarded entity for federal income tax purposes; therefore, no provision for federal, state, and local taxes are included in these financial statements. The Company is not taxed on its income; instead, the member is responsible for the Company's taxable income.

The Company is required to file income tax returns in federal and states tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, the state tax authority has not proposed any adjustment to the Company's tax position.

Note 6: SBA PAYROLL LOAN PROGRAM

In April of 2020 the Company received $90,823 from the SBA Payroll Loan Program. In accordance with the PPP Loan Program, this loan may be forgiven if it is used for approved payroll and overhead expenditures. As of December 31, 2020, the Company has submitted for loan forgiveness, and in accordance with FINRA guidance, has included the entire amount as allowable for net capital computation up the amount of Qualified Expenditures totaling $90,823. Management is of the opinion that this entire loan amount will be utilized on qualified PPP loan expenditures; and therefore, expects the entire loan amount to be forgiven.

Note 7: 401(k) RETIREMENT PLAN

The Company maintains a retirement plan for its employees under Section 401K of the Internal Revenue Code. Fulltime employees are eligible for participation after 90 days of service with the Company. The plan does not provide for any matching or mandatory contributions. During the year ended December 31, 2020, the Company did not make any contribution to the Plan.

Note 8: RELATED PARTY TRANSACTIONS

As discussed in the General and Summary of Significant Accounting Policies (Note 1), the Company is affiliated with FAIP through common ownership. The Company has entered into an expense sharing agreement with the Parent and "FAIP" effective October 1, 2014. The terms of this agreement provide that all overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, accounting services, client research services, and various other operating costs incurred in the ordinary course of the business. During the year ended December 31, 2020, total expenses allocated to the Company from the Parent and Affiliate were $24,296. Included in the allocated expenses were $5,187 of allocated rent and office overhead for the Coral Springs, FL office.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

During 2020, in a special resolution, the management of the Company declared a distribution to the Parent of $775,350 effective December 31, 2020. In addition, the Parent, in separate resolutions, made a capital contribution of $10,277 effective December 31, 2020. Also, a related entity affiliated through common ownership, in a separate resolution, forgave $6,639 due from the Company effective December 31, 2020.

10

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Contingencies

During 2019, the Company was notified that it had outstanding payroll tax liabilities of $71,523 to the Internal Revenue Service (IRS) and the State of New Jersey (NJ). These liabilities resulted from an incorrect tax identification number being used in making the payments. The IRS has released the liens against the Company. The Company is awaiting NJ to formally release its lien of $2,634.

On December 23, 2020, the Company was notified by FINRA that it was a party to an arbitration in the amount of $360,000, along with a former broker of the Company. The Company maintains that the broker deliberately and knowingly acted outside of his capacity as a Company broker.

Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate change day to day, but on December 31, 2020, the Company had net capital of $94,680 which was $64,463 in excess of its required net capital of $30,217, and the Company's ratio of aggregate indebtedness ($93,260) to net capital was .9850 to 1, which is less than the 15 to 1 maximum allowed.

Note 13: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued on April 2, 2021.

On January 25, 2021, the Company received notice that the SBA Payroll Protection Loan had been forgiven.

FUSION ANALYTICS SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2020

Member's Equity		$ 129,833
Non-allowable Items:		
Other assets	(95,742)	
Other liabilities (PPP Loan)	90,823	(4,919)
Less: Haircut and Undue Concentration		(30,234)
Net capital		94,680

Computation of net capital requirements

Minimum net capital requirements

Total Aggregate Indebtedness on Balance Sheet	$ 184,083	
Contingent Liability Claim	360,000	
Less: Excludable Liabilities (PPP Loan)	(90,823)	
Net Aggregate Indebtedness	$ 453,260	
6 2/3 percent of net aggregate indebtedness	$ (30,217)	
Minimum dollar net capital required	$ (5,000)	
Net capital required (greater of above)		(30,217)
Excess net capital		$ 64,463
Ratio of aggregate indebtedness to net capital	.9850 : 1	

Net capital per unaudited FOCUS Report $94,680

Net capital per audited financial statements $94,680

13

See report of independent registered public accounting firm

FUSION ANALYTICS SECURITIES, LLC
SCHEDULE II & III - COMPUTATION FOR DETERMINING OF RESERVES
FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in
that the Company carries no accounts, does not hold funds or securities for, or owe money
or securities to customers. The Company will effectuate all financial transactions on
behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report
under the requirements of this rule.

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Fusion Analytics Securities, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the fiscal year January 1, 2020 to December 31, 2020.

2. Fusion Analytics Securities, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2020 to December 31, 2020 without exception.



Michael Conte, CEO

4/2/2021



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Michael Conte, CEO
Fusion Analytics Securities, LLC

We have reviewed management's statements, included in the accompanying Fusion Analytics Securities, LLC Exemption Report in which (1) Fusion Analytics Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fusion Analytics Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Fusion Analytics Securities, LLC met the identified exemption provision throughout the most recent fiscal year of 2020, without exception. Fusion Analytics Securities, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMH, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
April2, 2021



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Members of Fusion Analytics Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Fusion Analytics Securities, LLC. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:
1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
April2, 2021

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended December 31, 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Fusion Analytic Securities, LLC
7301 Wiles Road Suite 102
Coral Springs, FL 33067
FINRA CRD #124245
SEC #8-65649
December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph Conte (954) 344-9273

2. A. General Assessment (item 2e from page 2) $ 1,717

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,237)

7/31/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 480

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 480

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $ 480

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fusion Analytic Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Operations Officer
(Title)

Dated the 14th day of March, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,284,411

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   75,329

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   41,337

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        Other Income - Debt Forgiveness   23,296

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 59

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 24

       Enter the greater of line (i) or (ii)   59

       Total deductions   140,021

2d. SIPC Net Operating Revenues $ 1,144,390

2e. General Assessment @ .0015 $ 1,717

(to page 1, line 2.A.)